1. Name and Address of Reporting Person
   Jefferies, Jr., Robert A.
   No 1 Leggett Road
   Carthage, MO 64836
   USA
2. Issuer Name and Ticker or Trading Symbol
   Leggett & Platt, Incorporated (LEG)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   2001
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   |             +-----------+------+----------+   Year         |   Indirect|   Owner-   |
|                                 |   Year)  |             |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------------+-----------+------+----------+----------------+-----------+------------+
Common Stock                       12/31/2001 A             2919        A      $0.0000    461965           D
                                   <F1>                                        <F1>
Common Stock                       12/31/2001 A             3354        A      $0.0000    137710           I           Held in Trust
                                   <F2>                                        <F2>                                    under
                                                                                                                       Issuer's
                                                                                                                       Retirement
                                                                                                                       Plan

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Year    |(I)    |ship   |
+-------------+--------+----------+---------+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $0.01                                                03/31/2002 Common                      15000    D
(Right to buy)                                                                 Stock
Stock Options  $0.01                                                12/28/2010 Common                      21504    D
(Right to buy)                                                                 Stock
Stock Options  $0.01                                                12/05/2011 Common                      45902    D
(Right to buy)                                                                 Stock
Stock Options  $0.01                                                12/23/2012 Common                      19318    D
(Right to buy)                                                                 Stock
Stock Options  $0.01                                                06/30/2013 Common                      686      D
(Right to buy)                                                                 Stock
Stock Options  $0.01                                                10/08/2013 Common                      21863    D
(Right to buy)                                                                 Stock
Stock Options  $0.25                                                12/11/2009 Common                      41768    D
(Right to buy)                                                                 Stock
Stock Options  $0.25                                                12/21/2009 Common                      1440     D
(Right to buy)                                                                 Stock
Stock Options  $3.09                                                03/06/2015 Common                      65283    D
(Right to buy)                                                                 Stock
Stock Options  $3.09    12/15/2000 A         60643       01/01/2002 12/14/2015 Common  60643    $0.0000    60643    D
(Right to buy)          <F3>                                                   Stock
Stock Options  $4                                                   12/12/2014 Common                      29175    D
(Right to buy)                                                                 Stock
Stock Options  $4.175                                               12/22/2013 Common                      22215    D
(Right to buy)                                                                 Stock
Stock Options  $4.18    06/18/2001 A         1803        12/18/2001 06/17/2016 Common  1803     $0.0000    1803     D
(Right to buy)                                                                 Stock
Stock Options  $17.69   01/02/2001 A         15000       07/02/2002 01/03/2011 Common  15000    $0.0000    15000    D
(Right to buy)                                           <F4>                  Stock
Stock Options  $20                                                  04/11/2009 Common                      61275    D
(Right to buy)                                                                 Stock

Explanation of Responses:

<F1>
Acquisition of stock units under Issuer's 1989 Flexible Stock Plan (Executive Deferred Stock Program) exempt under Rule 16b-3. Units were granted during the fiscal year ended 12/31/01 at prices ranging from $17.69 to $21.99.
<F2>
Shares were acquired under Issuer's Restated Employee Stock Purchase/Stock Bonus Plan through reinvestment of dividends of common stock held in the Plan Trust for fiscal year ended 12/31/01 at prices ranging from $17.05 to $20.95 per share. The information is presented as of 12/31/01.
<F3>
These options were granted pursuant to the Issuer's Deferred Compensation Program based on elections made in 2000 to defer income becoming payable in 2001. The options are exempt under Rule 16b-3. Since the number of shares subject to option could not be determined until 2001 compensation levels were determined, these options did not become reportable until 2001.
<F4>
The option vests in three equal annual installments beginning July 2, 2002.

SIGNATURE OF REPORTING PERSON
/s/ Robert A. Jefferies, Jr.

DATE
02/13/2002